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                     [LETTERHEAD OF GILDAN ACTIVEWEAR INC.]

March 30, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Michael Moran
              Accounting Branch Chief

RE:      GILDAN ACTIVEWEAR INC.
         FORM 40-F FOR THE FISCAL YEAR ENDED OCTOBER 2, 2005
         FILED DECEMBER 23, 2005

Dear Mr. Moran:

We hereby acknowledge receipt of the comment letter dated March 16, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended October 2, 2005.

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

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                           RESPONSES TO STAFF COMMENTS


FORM 40-F FOR FISCAL YEAR ENDED OCTOBER 2, 2005

INTRODUCTORY COMMENTS REGARDING OUR RESPONSES

Gildan Activewear Inc. (the "Company") is a foreign private issuer incorporated and organized under the laws of Canada. The Company meets the requirements to file its annual reports with the Commission using Form 40-F under the Multi-jurisdictional Disclosure System with Canada. Accordingly, the Company files its Annual Information Form, annual audited consolidated financial statements ("Financial Statements") and the accompanying management's discussion and analysis of financial condition and results of operations ("MD&A") required under Canadian law under the cover of Form 40-F. For the year ended October 2, 2005, the Company's Annual Report on Form 40-F included its Annual Information Form, its annual MD&A prepared pursuant to Canadian Securities Administrators' National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and its Financial Statements prepared according to Canadian GAAP and reconciled to U.S. GAAP pursuant to Item 17 of Form 20-F, as permitted by General Instruction C(2) of Form 40-F.


EXHIBIT  99.1

SELECTED ANNUAL INFORMATION, PAGE 23

1. REVISE TO PRESENT SELECTED FINANCIAL INFORMATION FOR THE LAST 5 FISCAL YEARS, WITH CORRESPONDING AMOUNTS IN US GAAP, IF DIFFERENT.

     Response: As a foreign private issuer that files its Annual Reports on Form
               40-F, the Company prepares its annual MD&A in accordance with Form 51-102F1 of NI 51-102. Item 1.3 of Form 51-102F1 requires issuers to present selected annual financial information for each of their three most recently completed financial years. We understand that foreign private issuers that file their Annual Reports on Form 20-F should provide the information required by
               Item 3A of Form 20-F. However, since the Company prepares its MD&A in compliance with Canadian disclosure rules and files same with the Commission under the cover of Form 40-F, we respectfully submit that no additional financial information need be presented in our MD&A.


OPERATING RESULTS 2004-2005, PAGE 24

2. WE NOTE THAT YOU IDENTIFY A NUMBER OF FACTORS THAT AFFECTED THE INCREASE IN NET SALES AND CHANGES IN COST OF SALES AND SG&A. REVISE YOUR DISCUSSION TO QUANTIFY THE IMPACT OF EACH FACTOR. ALSO DISCUSS WHETHER YOU EXPECT TRENDS TO CONTINUE OR CHANGE AND THE REASONS WHY. REFER TO ITEM 303 OF REGULATION S-K.



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     Response: As previously mentioned, the Company prepares its annual MD&A pursuant to NI 51-102. More specifically, our discussion on operating results is prepared in accordance with the requirements of Item 1.4 of Form 51-102F1. Accordingly, we respectfully submit that Item 303 of Regulation S-K is not applicable to the Company as a foreign private issuer filing under Form 40-F.

               In connection with the preparation of future filings, we will take into consideration your observations regarding quantifications of the factors causing changes and expectations relating to trends.


3. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF SALES LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. IN DOING SO, PLEASE DISCLOSE
     SPECIFICALLY:

     o WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN COST OF SALES. IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF SALES, PLEASE TELL US WHY AND DISCLOSE:

          o IN A FOOTNOTE THE LINE ITEMS THAT THESE EXCLUDED COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND

          o IN YOUR MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS, SINCE SOME ENTITIES INCLUDE THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF SALES AND OTHERS LIKE YOU EXCLUDE ALL OR A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM IN A LINE ITEM SUCH AS SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

     Response: For 2005 and prior years, cost of sales in our statement of earnings includes inbound freight costs, internal transfer costs, purchasing and receiving costs and inspection costs. Freight to customers, warehousing costs and other costs relating to our finished goods distribution network (excluding depreciation) are included in "Selling, general and administrative expenses". For 2005, freight to customers amounted to $10.7 million, and all other distribution costs amounted to $14.6 million. Please note that depreciation expense relating to our warehouse facilities is included in the caption "Depreciation and Amortization" and amounted to $1.5 million in 2005.

               We believe your question may have been prompted in part by the disclosure requirements of EITF 00-10, Accounting for Shipping and Handling Fees and Costs. The Company prepares its Financial Statements using Canadian GAAP and reconciles its Financial Statements to US GAAP pursuant to Item 17 of Form 20-F. The Company prepares its MD&A based on such Financial Statements and in accordance with applicable Canadian laws and rules. The additional disclosure you have requested is not required by Canadian GAAP or applicable Canadian laws and rules. Consequently, the Company


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               respectfully submits its view that an amendment to its Annual
               Report on Form 40-F filed December 23, 2005 is not warranted.


               We will consider your observations regarding additional disclosures in connection with the preparation of future filings.


DISCLOSURE CONTROLS, PAGE 39

4. WE NOTE YOUR DISCLOSURE THAT YOU EVALUATED YOUR DISCLOSURE CONTROLS AND PROCEDURES AS DEFINED BY RULE 13A-15(e) AND THAT YOU CONCLUDED YOUR CONTROLS AND PROCEDURES WERE EFFECTIVE IN ENSURING THE OFFICERS WOULD BE ADVISED OF MATERIAL INFORMATION ABOUT THE REGISTRANT FROM OTHERS. PLEASE REVISE TO CLARIFY IF THE INFORMATION COMMUNICATED TO YOUR MANAGEMENT IS DONE SO TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. FURTHER, PLEASE ADDRESS, IF TRUE, THAT THESE CONTROLS ARE EFFECTIVE TO GIVE REASONABLE ASSURANCE THAT THE INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN REPORTS THAT IT FILES UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE RULES AND FORMS OF THE SEC. SEE EXCHANGE ACT RULE 13A-15(e).

     Response: The reference to the effectiveness of our disclosure controls on page 39 of our MD&A is responsive to the requirement in Item 4
               (c) of Form 52-109F1 of Multilateral Instrument 52-109 - Certification of Disclosure In Issuers' Annual and Interim Filings. Furthermore, Part C of our Annual Report on Form 40-F contains the conclusions of our Principal Executive and Principal Financial Officers regarding the effectiveness of our disclosure controls and procedures. For ease of reference, part C reads:

                    C. Disclosure Controls and Procedures

                    The Registrant's President and Chief Executive Officer and the Registrant's Executive Vice-President, Finance and Chief Financial Officer, after evaluating the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of October 2, 2005, have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

               The Company confirms that pursuant to the evaluation of its disclosure controls and procedures as of October 2, 2005, referred to above, information communicated to the Company's management was done so as to allow timely decisions regarding required disclosure, and disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the



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               Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. The Company respectfully submits that it should not be required to amend its MD&A or Annual Report on Form 40-F filed on December 23, 2005.

               In light of your comments, the Company intends to revise its disclosure in part C of future filings of its Annual Reports on Form 40-F to provide the conclusions of its Principal Executive and Principal Financial officers regarding the effectiveness of its disclosure controls and procedures, in accordance with General Instruction B(6)(b) of Form 40-F, as follows:

                    Disclosure controls and procedures are designed to ensure that information required to be disclosed by Registrant in reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Registrant's management, including our Chief Executive Officer and our Executive Vice-President, Chief Financial and Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure.

                    An evaluation was carried out under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and our Executive Vice-President, Chief Financial and Administrative Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of [DATE TO BE INSERTED]. Based on that evaluation, our Chief Executive Officer and our Executive Vice-President, Chief Financial and Administrative Officer concluded that the Registrant's disclosure controls and procedures were effective.


EXHIBIT 99.2

CONSOLIDATED STATEMENTS OF EARNINGS, PAGE 50

5. IN FUTURE FILINGS, PLEASE ENSURE THAT ALL COSTS OF A SIMILAR NATURE ARE INCLUDED IN THE SAME FINANCIAL STATEMENT CAPTION FOR COMPARATIVE PURPOSES. AS AN EXAMPLE, WE NOTE THAT YOU RECORDED LOSSES FOR ASSET WRITE DOWNS IN 2004 AS A COMPONENT OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, WHILE SIMILAR CHARGES IN 2005 WERE RECORDED AS A SPECIAL CHARGE.

     Response: Regarding the differences in classification between 2005 and 2004 with respect to losses on fixed asset disposals, we note that the difference specifically relates to losses in connection with plant closings. For 2004, the amount of losses on fixed asset disposals relating to plant closings (the closure


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               of one of our sewing plants) was only $0.8 million, so in our view this was not large enough to warrant disclosure on a separate line on the statement of earnings. We included this loss with "Selling, general and administrative expenses", along with an additional loss of $1.1 million for fixed asset disposals relating to ongoing operations. For 2005, losses on disposal of fixed assets totalled $7.4 million, of which $6.8 million related to the closure of our Canadian yarn-spinning operations (included in "Special Charge") and $0.6 million was for disposals relating to ongoing operations and was included in "Selling, general and administrative expenses". We also note that from 2000 to 2003, losses on disposal of fixed assets did not exceed $1.0 million in any one year and were included in "Selling, general and administrative expenses".

               In future filings, we will take your observations into account in the event that we incur additional costs relating to the closure of facilities.


NOTE 14 OTHER INFORMATION, PAGE 65

6. WE NOTE THAT YOU CLOSED TWO OF YOUR CANADIAN YARN-SPINNING OPERATIONS IN 2004. PLEASE CONFIRM FOR US THAT THE WRITEDOWN RECORDED RELATES SOLELY TO THE ASSETS THAT WERE NOT TRANSFERRED TO THE JOINT VENTURE. WITH REGARD TO THE ASSETS THAT WERE TRANSFERRED TO THE JOINT VENTURE, PLEASE PROVIDE US WITH MORE DETAILS REGARDING THIS TRANSFER AND REVISE YOUR DISCLOSURE ACCORDINGLY. FOR EXAMPLE:

          o WHEN YOU TRANSFERRED THE ASSETS TO THE JOINT VENTURE, DID THE VENTURE RECOGNIZE A GAIN OR LOSS ON THE TRANSFER?
          o DID THE JOINT VENTURE PARTNER ALSO TRANSFER ASSETS OF EQUIVALENT VALUE TO THE VENTURE?
          o    IF NOT, DID YOUR OWNERSHIP PERCENTAGE IN THE JOINT VENTURE
               CHANGE?

     Response: The writedown related solely to the assets that were NOT transferred to the joint venture.

               On a consolidated basis, the transfer of fixed assets to our joint venture, CanAm Yarns, LLC ("CanAm"), occurred in 2005 and was effected at net book value (approximately $15 million) and therefore no gain or loss was recognized.

               The joint venture partner did not transfer assets of equivalent value. Our percentage of ownership did not change because we obtained a note receivable in consideration for the transferred assets.

               We wish to highlight that effective October 4, 2004, we consolidated the financial statements of CanAm, as we have identified CanAm as a variable interest entity for which we are the primary beneficiary, as disclosed in note 1 to our Financial Statements.



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EXHIBIT 99.4

7. PLEASE CONFIRM THAT THE INCLUSION OF THE TITLES OF YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER WAS NOT INTENDED TO LIMIT THE CAPACITY IN WHICH SUCH INDIVIDUALS PROVIDED THE CERTIFICATIONS. IN THE FUTURE, ELIMINATE REFERENCE TO THE TITLES IN THE INTRODUCTORY PARAGRAPH OF THE CERTIFICATIONS TO CONFORM TO THE FORMAT PROVIDED IN ITEM 601(b) (31) OF REGULATION S-K.

     Response: We confirm that the inclusion of the titles of our President and Chief Executive Officer and our Executive Vice-President, Finance and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications. In future filings of our Forms 40-F with the Commission, we will eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in General Instruction B(6)(a) of Form 40-F.

REQUEST FOR WRITTEN ACKNOWLEDGEMENT (PER PAGE 4 OF LETTER)

     IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

     o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     Response: Attached as Appendix A to this letter is the requested statement.



As we have indicated in detail above, we have committed to include or to consider including additional disclosures in future filings of our Annual Reports on Form 40-F with the Commission. We respectfully submit our belief that such disclosures do not warrant an amendment to the Company's 40-F for the fiscal year ended October 2, 2005 as filed on December 23, 2005.

Please direct all questions or comments regarding this letter to either myself or Gregg Thomassin, our Executive Vice-President, Corporate Controller and Chief Information Officer, at 514-343-8825.


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Sincerely,

/s/ Laurence G. Sellyn
-----------------------------------
Laurence G. Sellyn
Executive Vice-President, Chief Financial and Administrative Officer


Attachment

cc:      Audit and Finance Committee, Gildan Activewear Inc.
         Tania Garcia-Eaton, Shearman & Sterling LLP



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                                                                      APPENDIX A

                                 March 30, 2006


BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010


                             Gildan Activewear Inc.
                 Annual Report on Form 40-F (File No. 001-14830)

     Reference is made to the Annual Report on Form 40-F for the fiscal year ended October 2, 2005 (File No. 001-14830) (the "Annual Report") filed by Gildan Activewear Inc. (the "Company") on December 23, 2005 with the Securities and Exchange Commission (the "Commission"). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        Gildan Activewear Inc.



                                        By: /s/ Laurence G. Sellyn
                                            ------------------------------------
                                            Laurence G. Sellyn
                                            Executive Vice-President, Chief
                                            Financial and Administrative Officer